# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: VOXX INTERNATIONAL CORPORATION, CIK 0000807707
CUSIP: 91829F104
Title of class of securities: Class A Common Stock, $.01 par value per share
Address of issuer's principal executive offices: 2351 J Lawson Blvd, Orlando, Florida (FL), 32824
Date of event which requires filing of this statement: 04/01/2025
Amends the filing with accession number 0000950170-24-139801
Filed by CIK 0000903634
Persons authorized to receive notices and communications: Larry N. Stopol, Stopol & Camelo, LLP, 180 Marcus Blvd., Hauppauge, New York (NY), 11788, 516-317-2869

## Reporting persons
- SHALVOXX A HOLDCO LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SHALVOXX B HOLDCO LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- John J. Shalam (CIK 0000903634): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ari M. Shalam (CIK 0001526394): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $.01 par value per share
Name of issuer: VOXX INTERNATIONAL CORPORATION
Address of issuer's principal executive offices: 2351 J Lawson Blvd, Orlando, Florida (FL), 32824
Comment:
This amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and supplements the Schedule 13D filed with the SEC on December 23, 2024 (the "Prior Schedule 13D") by Shalvoxx A Holdco LLC, Shalvoxx B Holdco LLC, John J. Shalam and Ari M. Shalam (collectively, the "Reporting Persons") relating to the Class A Common Stock, $0.01 par value per share ("Class A Common Stock"), of VOXX International Corporation (the "Issuer").

Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Prior Schedule 13D. Except as specifically amended by this Amendment No. 1, the Prior Schedule 13D is unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Prior Schedule 13D is hereby amended and supplemented by adding the following paragraph after the last paragraph of Item 4:

On April 1, 2025, the Issuer completed its previously announced transaction contemplated by that certain Agreement and Plan of Merger dated as of December 17, 2024 (the "Merger Agreement"), by and among the Issuer, Gentex Corporation, a Michigan corporation ("Gentex"), and Instrument Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Gentex ("Merger Sub"). Pursuant to the terms and conditions set forth in the Merger Agreement, on April 1, 2025, Merger Sub merged with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving corporation (the "Surviving Corporation"). As a result of the Merger, the Issuer became a wholly owned subsidiary of Gentex. On the effective date and time of the Merger, (i) each issued and outstanding shares of the Issuer's Class A Common Stock and Class B Common Stock, par value $0.01 per share ("Class B Common Stock", and together with the Class A Common Stock, the "Issuer Common Stock") (other than (i) shares owned by Gentex, Merger Sub, the Company, or any of their respective subsidiaries, which were cancelled and ceased to exist, and for which no consideration was paid, and (ii) shares that were not voted in favor of the adoption of the Merger Agreement and for which the holder properly exercised appraisal rights in accordance with the Delaware General Corporation Law in respect of such shares) were cancelled and converted into the right to receive an amount of cash equal to $7.50, without interest (including the shares of Issuer Common Stock beneficially owned by the Reporting Persons), and (ii) each outstanding restricted stock unit of the Issuer (the "Issuer RSUs"), whether vested or unvested as of the effective time of the Merger, was cancelled and converted into the right to receive a cash payment equal to the product of (a) the number of shares of Issuer Common Stock underlying such Issuer RSU multiplied by (b) $7.50, less applicable withholding taxes (including Issuer RSUs owned by Mr. J. Shalam and Mr. A. Shalam).

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 99.1 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

As of the effective time of the Merger, all of the Issuer Common Stock that may be deemed beneficially owned by the Reporting Persons was cancelled and converted into the right to receive an amount of cash equal to $7.50, without interest.
Number of shares as to which each person has sole or shared power to vote or dispose:
A. SHALVOXXA:

(1) Sole Voting Power: 0
(2) Shared Voting Power: 0
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 0

B. SHALVOXXB:

(1) Sole Voting Power: 0
(2) Shared Voting Power: 0
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 0

C. Mr. J. Shalam:

(1) Sole Voting Power: 0
(2) Shared Voting Power: 0
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 0

Mr. A. Shalam:

(1) Sole Voting Power: 0
(2) Shared Voting Power: 0
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 0
Transactions in the class effected during the past sixty days: Except for the transactions described in Item 4, no transactions were effected by the Reporting Persons during the past sixty days in shares of Issuer Common Stock.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On April 1, 2025, the Reporting Persons ceased to be beneficial owners of more than 5% of the Issuer Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Completion of Merger

On April 1, 2025, the Issuer completed the Merger with Gentex and the Merger Sub pursuant to the Merger Agreement. On the effective date and time of the Merger, each share of Issuer Common Stock owned by the Reporting Persons was cancelled and converted into the right to receive an amount of cash equal to $7.50, without interest, and (ii) each outstanding Issuer RSUs held by Mr. J. Shalam or Mr. A. Shalam, whether vested or unvested as of the effective time of the Merger, was cancelled and converted into the right to receive a cash payment equal to the product of (a) the number of shares of Issuer Common Stock underlying such Issuer RSU multiplied by (b) $7.50, less applicable withholding taxes.

Resignation of John Shalam and Ari Shalam from the Board of Directors

On April 1, 2025, pursuant to the terms of the Merger Agreement, each of Mr. J. Shalam and Mr. A. Shalam ceased to serve as directors of the Issuer.

Except as described above, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Except as described above, none of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Agreement and Plan of Merger, dated as of December 17, 2024 by and among the Issuer, Gentex and Merger Sub (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the SEC on December 18, 2024).

Exhibit 99.2 Joint Filing Agreement (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed with the SEC by the Reporting Persons on December 23, 2025).

## Signatures
- SHALVOXX A HOLDCO LLC: /s/ Ari M. Shalam, Ari M. Shalam/Manager (04/01/2025)
- SHALVOXX B HOLDCO LLC: /s/ Ari M. Shalam, Ari M. Shalam/Manager (04/01/2025)
- John J. Shalam: /s/ John J. Shalam, /s/ John J. Shalam (04/01/2025)
- Ari M. Shalam: /s/ Ari M. Shalam, Ari M. Shalam (04/01/2025)